Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated May 15, 2023 in the Registration Statement on Form F-1 of VCI Global Limited, relating to the audit of the the consolidated statements of financial position of VCI Global Limited and its subsidiaries (collectively the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income and comprehensive income / (loss), changes in equity, and cash flows in each of the three-year period ended December 31, 2022, and the related notes included herein.

We also consent to the reference of WWC.P.C., as an independent registered public accounting firm, as experts in matters of accounting and auditing.

San Mateo, California	WWC, P.C.
October 31, 2023	Certified Public Accountants
PCAOB ID: 1171